SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER: 0-28749

RAHAXI, INC.

(Exact name of registrant as Specified in Its Charter)

Wicklow Enterprise Centre, The Murrough,Wicklow Town Co., Wicklow, Republic of Ireland

(Address of Principal Executive Offices)

Issuer’s telephone number: 353-404-66433

Common Stock, Par Value $ 0.001 .

(Title of Each Class of Securities Covered by this Form)

None

(Titles of All Other Classes of Securities for Which a Duty to File Reports

under Section 13(a) or 15(d) Remains)

Place an X in the box(es) to designate the appropriate rule

provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of

the certification or notice date: 275

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Pursuant to the requirements of the Securities Exchange Act of 1934, Rahaxi, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Rahaxi, Inc.

Dated: May 10, 2012	By: /s/ Paul Egan
Paul Egan, President

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